United States securities and exchange commission logo





                          August 15, 2023

       Barry Anderson
       Chief Executive Officer
       Data Knights Acquisition Corp.
       Unit G6, Frome Business Park, Manor Road
       Frome
       United Kingdom, BA11 4FN

                                                        Re: Data Knights
Acquisition Corp.
                                                            Amendment No. 7 to
Registration Statement on Form S-4
                                                            Filed August 2,
2023
                                                            Amendment No. 8 to
Registration Statement on Form S-4
                                                            Filed August 8,
2023
                                                            File No. 333-266274

       Dear Barry Anderson:

              We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

              After reviewing any amendment to your registration statement and the information you provide in response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our July 21, 2023 letter.

       Amendment No. 7 to Registration Statement on Form S-4

       Q: What equity stake will current stockholders of Data Knights hold after the Closing?, page 12

   1. We note your revised disclosure in response to comment 2. On page 12, and elsewhere in your filing where you
present the ownership of the post-combination company, revise to include a line item for
the Convertible Notes holders who will own 11.8% of the post-
                                                        combination company.
 Barry Anderson
FirstName LastNameBarry   Anderson
Data Knights Acquisition Corp.
Comapany
August 15, NameData
           2023       Knights Acquisition Corp.
August
Page 2 15, 2023 Page 2
FirstName LastName
       Please contact Taylor Beech at 202-551-4515 or Erin Jaskot at 202-551-3442 with any questions.



                                                         Sincerely,

                                                         Division of
Corporation Finance
                                                         Office of Trade &
Services
cc:      Andrew M. Tucker, Esq.